EXHIBIT 99.4

Deloitte LLP

122 1st Ave. S.

Suite 400, PCS Tower

Saskatoon SK S7K 7E5

Canada

Tel: 306-343-4400

Fax: 306-343-4480 www.deloitte.ca

June 16, 2015

To:           British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dear Sirs/Mesdames:

In accordance with section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Claude Resources Inc. dated June 16, 2015 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements (1) to (2) and we have no basis to agree or disagree with statements (3) to (5) contained in the Notice.

Yours very truly,

Chartered Professional Accountants, Chartered Accountants

Licensed Professional Accountants